FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	March	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated March 14, 2005 (“HTC and RIM To Provide Global Distribution Of BlackBerry Connect™ On Windows Mobile-Based Devices From HTC")

News Release dated March 14, 2005 (“America Onilne Inc. And Research In Motion to Deliver AOL Instant Messaging Via BlackBerry")

News Release dated March 14, 2005 (“Yahoo! and Research In Motion Announce Worldwide Relationship to Bring Yahoo! Services to BlackBerry")

Page No 3 3 3

Document 1

March 14, 2005

FOR IMMEDIATE RELEASE

HTC And RIM To Provide Global Distribution Of BlackBerry Connect™ On Windows Mobile-Based Devices From HTC

Taoyuan, Taiwan and Waterloo, Canada – High Tech Computer Corp. (HTC) (TAIEX: 2498) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced plans to expand distribution of BlackBerry® Connect™ on Windows Mobile-based devices from HTC to carriers around the world.

Carriers will soon have access to a wider variety of Windows Mobile-based HTC devices with BlackBerry Connect. In addition to previously announced models from HTC, new initiatives will include the deployment of BlackBerry Connect on HTC’s current generation of keyboard-based devices and will quickly expand to a wider deployment of Windows Mobile-based HTC devices.

“HTC continuously facilitates and customizes cutting edge technologies and various creative and feasible solutions for carriers. We are excited to broaden our product lines by offering global availability of BlackBerry Connect, providing our operator customers with easy-to-use, push-based connectivity,” said Peter Chou, President of HTC.

RIM’s BlackBerry Connect™ licensing program brings powerful and proven BlackBerry wireless services to HTC’s popular and innovative devices based on the Pocket PC and Smartphone versions of Microsoft’s Windows Mobile platform. Mobile customers will benefit from a compelling, high-value wireless solution that keeps them connected to communication and information while on the go.

BlackBerry Connect for HTC devices based on the Windows Mobile platform brings a suite of high-value BlackBerry functionality, including secure, push-based e-mail and calendar synchronization. BlackBerry Connect supports both BlackBerry Enterprise Server™ for corporate users and BlackBerry Internet Service™ for individuals and smaller businesses.

“HTC is a leading supplier of mobile devices and the world’s largest manufacturer of Windows Mobile-based devices. We look forward to expanding BlackBerry Connect to more devices, carriers and mobile customers around the world,” said Jim Balsillie, Chairman and Co-CEO at Research In Motion.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange and IBM Lotus® Domino™ and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

— more —

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

HTC designs innovative smart handheld devices that motivate consumer interest and provide added value to corporate users. By providing different ways to communicate beyond voice, HTC delivers personal and powerful mobile experiences that offer customers multiple choices to keep in touch, whether via voice, data or a combination of both.

About HTC

HTC is the world’s largest provider of Windows Mobile based smart handheld devices. Our product lines include PDA, Wireless Pocket PC, and Smartphone products. Our mission is to become the global market leader in the design and manufacturing of mobile information and communication devices. For more information, please visit www.htc.com.tw.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Martin Liu
Special Assistant to the President, HTC
(O):+886 3 3753252,,,6186
(M):+886 911 869284
pr@htc.com.tw

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

March 14, 2005

FOR IMMEDIATE RELEASE

America Online Inc. And Research In Motion To Deliver AOL Instant Messaging Via BlackBerry

RIM to Add Support for Mobile AOL® Instant Messenger™ (AIM®) and ICQ® Services to BlackBerry®

Users to Access AOL® Mail Through IMAP Integration

Dulles, VA and Waterloo, ON – March 14, 2005 — Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and America Online, Inc., the world’s leading interactive services company, today announced that RIM has joined AOL’s Mobile Developer Program (MDP) in order to support the popular mobile AOL® Instant Messenger™ (AIM®) and ICQ® services on the BlackBerry® wireless platform. RIM has also worked with AOL to give BlackBerry users easy access to the mobile AOL® Mail service.

With the branded and full color mobile AIM or ICQ instant messaging interface, BlackBerry users will have quick and easy access to their AOL® Buddy List® feature or ICQ® contact list to easily see which of their friends and family members are online and available to chat. BlackBerry users will be able to send and receive instant messages (IMs) over both the AIM and ICQ networks. Mobile IMs will be transmitted to and from the BlackBerry handheld, notifying users of new messages quickly and seamlessly.

“With instant messaging enjoying continued growth, we are very pleased to be working with America Online,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “AOL’s mobile instant messaging services and RIM’s unique push-based BlackBerry platform will provide a convenient and powerful communications solution.”

In addition to Instant Messaging services, AOL Mail service members will gain the flexibility and convenience of accessing their trusted e-mail service via BlackBerry.

“Our new mobile services for BlackBerry will help users stay connected while on the go,” said Himesh Bhise, Vice President and General Manager, AOL Mobile, America Online, Inc. “We are extremely pleased to welcome BlackBerry users everywhere to our global community.”

 The AIM and ICQ services for BlackBerry will be available from AOL authorized carriers. Users should check with their carrier for availability and pricing. For more information about mobile AOL services, please visit www.aolmobile.com.

-more-

About AOL Mobile

As the world’s leading interactive service company, AOL is a leader in the mobile services arena. AOL Mobile is bringing community, convenience and communication to mobile users with an array of services supported by the top wireless carriers and device manufacturers. AOL Mobile makes it possible for members and Internet users alike to access their preferred content and services whenever and wherever they like, including the mobile AOL® Mail and AOL® Instant Messenger™ (AIM®) services. To learn more, go to www.AOLmobile.com.

About America Online, Inc.

America Online, Inc. is a wholly owned subsidiary of Time Warner Inc. Based in Dulles, Virginia, America Online is the world’s leader in interactive services, Web brands, Internet technologies and e-commerce services.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Jenny J. Song
America Online, Inc.
703.265.6505
JennyJSong@aol.com or Mobile AIM SN: JennyJSong

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

-more-

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

_________________

Document 3

March 14, 2005

FOR IMMEDIATE RELEASE

Yahoo! and Research In Motion Announce Worldwide Relationship to Bring Yahoo! Services to BlackBerry

Sunnyvale, CA and Waterloo, ON – Yahoo! Inc. (Nasdaq: YHOO), a leading global Internet company, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global wireless leader, today announced a new relationship to provide Yahoo!® Messenger to BlackBerry® users around the world. This new relationship combines two respected leaders and brands to deliver an enhanced mobile communications solution.

Through this relationship, the companies plan to pre-install full-color, graphical Yahoo! Messenger clients on BlackBerry devices in the coming months. Yahoo! Messenger is one of the leading instant messaging services in the world and BlackBerry users will now be able to access and connect with everyone on their friends list while they are on the go. This new relationship builds on Yahoo!‘s strategy of extending its core services beyond the desktop and RIM’s strategy to provide a robust and expandable wireless platform in order to give customers a truly integrated communications experience. The companies also intend to provide a further enhanced Yahoo! Mail offering in the future.

The Yahoo! Messenger service on the BlackBerry platform will allow consumers to see which friends are online, send and receive instant messages, have multiple conversations at once, participate in online conferences and even send and view emoticons. Yahoo! Messenger will leverage the BlackBerry “push” technology to deliver a premier instant messaging experience for mobile users.

“We are excited to extend the Yahoo! experience to millions of BlackBerry users around the world,” said Doug Garland, senior vice president, Yahoo! Mobile. “Yahoo! has become an essential part of the lives of millions of its users and by bringing the services they love to these great mobile devices we are making it easier for people to communicate however they want, anywhere, anytime.”

“BlackBerry provides optimized messaging capabilities with its popular keyboards, large screens, intuitive navigation and push-based connectivity,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “Through our relationship with Yahoo!, BlackBerry users will enjoy another powerful communications option to keep them connected while away from their desk.”

Customers can also currently access Yahoo! Mobile Internet, including Yahoo! Search, Yahoo! News and Yahoo! Sports on BlackBerry devices*. Through Yahoo! Mobile, Yahoo! focuses on extending key Yahoo! services beyond the desktop, providing an integrated PC-to-Mobile experience and helping consumers make the most of the mobile environment. As the number of mobile consumers continues to grow, Yahoo! has rolled out mobile extensions of key services across multiple carriers. RIM and Yahoo! plan to work with carriers to make the services available to customers*.

-more-

About Yahoo!

Yahoo! Inc. is a leading provider of comprehensive online products and services to consumers and businesses worldwide. Yahoo! is the No. 1 Internet brand globally and the most trafficked Internet destination worldwide. Headquartered in Sunnyvale, Calif., Yahoo!‘s global network includes 25 world properties and is available in 13 languages.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including e-mail, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Check with carrier for availability

_________________

Media Contacts:
Nicole Leverich
Yahoo! Inc.
408-349-5583
nicolewl@yahoo-inc.com

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

-more-

Yahoo! Cautionary Statement Regarding Forward Looking Information

This press release contains forward-looking statements concerning Yahoo!‘s strategic and operational plans. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, acceptance by mobile users of versions of Yahoo!‘s services developed for mobile devices and general economic conditions. All information set forth in this press release is as of March 14, 2005 and Yahoo! does not undertake any duty to update this information. More information about potential factors that could impact Yahoo!‘s business and financial results is included in Yahoo!‘s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including, without limitation, under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are on file with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

Yahoo! and the Yahoo! logo are trademarks and/or registered trademarks of Yahoo! Inc. All other names are trademarks and/or registered trademarks of their respective owners.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Research In Motion’s Cautionary Statement Regarding Forward Looking Information

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	March 14, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller